18500 Von Karman Avenue
Suite 550
Irvine, CA 92612

September 29, 2015
VIA EDGAR
Ms. Jaime G. John
Accounting Branch Chief, Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-34950
Dear Ms. John:
This letter sets forth the response of Sabra Health Care REIT, Inc. (“Sabra,” the “Company” “we” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 22, 2015 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Adjusted Funds from Operations, page 37

1.
We note that your FFO and AFFO calculations exclude preferred stock dividends and thus appear to represent FFO and AFFO attributable to common shareowners. In future periodic filings, please revise to clearly label your non-GAAP measure as “FFO attributable to common stockholders”. Also make a similar revision to properly label AFFO.

Response: In our future periodic filings, we will revise to clearly label our non-GAAP measures as “FFO attributable to common stockholders” and “AFFO attributable to common stockholders.”

Ms. Jaime G. John, September 29, 2015

Item 8. Financial Statements and Supplementary Data
General

1.
Please tell us the consideration you gave to the financial statement disclosure requirements regarding your dependence on significant customers Genesis Healthcare, Inc. and Holiday AL Holdings LP; refer to paragraph 42 of ASC 280-10-50.

Response: We note that paragraph 42 of ASC 280-10-50 provides that “[a] public entity shall provide information about the extent of its reliance on its major customers,” which is defined as a single external customer that amounts to 10% or more of a public entity’s revenues.
In several locations in the 2014 Form 10-K, we disclosed information regarding our dependence on Genesis Healthcare, Inc. (“Genesis”) and Holiday AL Holdings LP (“Holiday”). For example, (1) in the section captioned “Business-Significant Credit Concentrations” on page 8 of the 2014 Form 10-K, we noted that Genesis and Holiday are the relationships that represent more than 10% of our annualized revenues as of December 31, 2014 and provided the number of investments, percentage of total investments, gross, and percentage of annualized revenues represented by each of Genesis and Holiday; (2) in the section captioned “Risk Factors-Risks Related to Tenant Concentration” on pages 12-13 of the 2014 Form 10-K, we included a separate risk factor regarding our dependence on each of Genesis and Holiday; and (3) in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Concentration of Credit Risk” on pages 41-42 of the 2014 Form 10-K, we disclosed again the percentage of annualized revenues represented by Genesis and Holiday and noted that the obligations under the master leases with both such tenants are guaranteed by their respective parent entities.
In Note 4, “Real Estate Properties Held for Investment-Operating Leases” in the Notes to Consolidated Financial Statements on pages F-15 to F-16 in the 2014 Form 10‑K, we also included disclosure regarding our efforts to monitor the creditworthiness of our tenants. In our future periodic filings, consistent with the disclosures described above, we will expand the disclosure in Note 4 to provide the information required by paragraph 42 of ASC 280-10-50 with respect to our tenants that represent more than 10% of our total revenues, including Genesis and Holiday if applicable. For example, we would include the following disclosure in Note 4 (to the extent applicable and updated for 2015 information): “As of December 31, 2014, our two largest tenants, Genesis and Holiday, represented 36.2% and 17.8%, respectively, of our annualized revenues. Other than these two tenants, none of our tenants individually represented 10% or more of our annualized revenues as of December 31, 2014.”
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As requested in the Comment Letter, Sabra acknowledges that:

•	Sabra is responsible for the adequacy and accuracy of the disclosure in the filing;

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Ms. Jaime G. John, September 29, 2015

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Sabra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 679-0243 or by email at handrews@sabrahealth.com with any questions or comments regarding this letter.
Very truly yours,
/s/ Harold W. Andrews, Jr.
Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary

cc:    Richard K. Matros, Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.
Michael Costa, Vice President - Finance and Controller
Sabra Health Care REIT, Inc.
Scott Tornberg
PricewaterhouseCoopers LLP
Andor D. Terner, Esq.
Shelly A. Heyduk, Esq.
O’Melveny & Myers LLP

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